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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                       Form 20-F   X        Form 40-F
                                  ----                ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                       Yes                   No  X
                          ----                  ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                       Yes                   No  X
                          ----                  ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                   No  X
                          ----                  ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                            Endesa, Sociedad Anonima
                                    (ENDESA)
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                            PAYMENT OF FINAL DIVIDEND
                            -------------------------

The Company's Ordinary General Shareholders' Meeting held on February 25th 2006 approved a total gross dividend for fiscal 2005 set at Euro 2.4000 per share.

Given that last January 2nd 2006 a interim gross dividend of Euro 0.305 per share was paid against fiscal 2005 earnings, a final gross dividend of Euro
2.095 per share will be paid out from July 3rd 2006. As a result, ENDESA shares will go ex-dividend on July 3rd 2006.

Payment of the expressed amount, once the appropriate withholding in respect of the corresponding tax has been deducted, shall be made via Banco Bilbao Vizcaya Argentaria, S.A., entity code 0182, in accordance with prevailing provisions for participating entities, using the means which Iberclear makes available to its custodian entities with which shareholders have deposited their shares upon presentation of accrediting documentation for the book entries they own.

The CMNV (Spanish Stock Exchange Commission) was notified of the agreement to pay a final dividend passed by the General Shareholders' Meeting on February 27th 2006.








Madrid, June 19th, 2006. Corporate Director of Finance and Controller Jose Luis Palomo Alvarez

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ENDESA, S.A.

Dated: June 19th, 2006            By: /s/ Alvaro Perez de Lema
                                     --------------------------
                                     Name:  Alvaro Perez de Lema
                                     Title: Manager of North America Investor
                                            Relations